FOR IMMEDIATE RELEASE	October 28, 2024

Micromem's ARTRA Unit Ready for Global Field Trials in the Natural Gas Sector

Toronto, Ontario and New York, New York, October 28, 2024 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is excited to announce its ARTRA unit, designed for field trials in the natural gas industry, is en route to Toronto for review before being shipped to Europe for inspection  and final certification by the Company's client.  With access to a cutting-edge automated sampler system, Micromem is advancing the development of its second configuration-a well-mounted and fully automated unit, tailored specifically for gas wells.

The Company sees a significant market opportunity, with over 12,000 gas wells in Europe, and has had widespread initial interest expressed for this technology. Globally, the Company believes that the market for the Configuration 2 automated tracer sampler system could be in excess of 100,000 gas wells. The next phase of development activity involves integrating the automated sampler with the ARTRA unit for field installation on a natural gas well.

Micromem is currently awaiting a development schedule from its engineering partner. Once approved, the Company expects to announce a timeline for installation, currently projected for the first quarter of 2025.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued 572,985,698

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023

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